Exhibit 4.56
Sales Contract

Contract No.: CG120080303
Signing Place: Jiangning District, Nanjing
Signing Date: September 8, 2008

The Buyer: CEEG (Nanjing) New Energy Co., Ltd.	The Seller: China Sunergy (Nanjing) Co., Ltd.
Add.: No.6 Shuige Road, Jiangning Economy and Technology Development Zone, Nanjing	Add.: No. 123, West Focheng Road, Jiangning Economy and Technology Development Zone, Nanjing
Tel.: 025-52095675	Tel.: 025-52766603
Fax: 021-83275373	Fax: 025-52766882

Through friendly consultation between both parties and in accordance with the Contract Law of the People’s Republic of China, the parties hereto agree to enter into the following contractual terms concerning the sales of the following goods for mutual observance and performance:

1.	Product name, specification, quantity, amount and quality standards:

Specification	Appearance	Quantity (pieces)	Unit price (Yuan/ piece)	Sales amount (including tax)			Total amount (including tax)
monocrytalline 125	Gap	2,236	24	￥	53,664
	Broken corner	16,663	24	￥	399,912
	Crack\ debris\ perforation	10,922	18	￥	196,596
	Whole chip available	79,351	35	￥	2,777,285
monocrytalline 126	Whole chip available	35,028	35	￥	1,225,980
multicrytalline 125	Gap	147	24	￥	3,528	￥	18,293,543.00
	Broken corner	2,466	24	￥	59,184
	Whole chip	63,632	35	￥	2,227,120
multicrytalline 126	Gap	18	24	￥	432
	Broken corner	4,766	24	￥	114,384
	Whole chip available	20,749	35	￥	726,215
multicrytalline 150	Whole chip available	26,139	43	￥	1,123,977
multicrytalline 156	Broken corner	10,481	39	￥	408,759
	Crack\ debris\ perforation	755	28	￥	21,140
	Whole chip available	24,714	55	￥	1,359,270
monocrytalline 156	Gap	689	39	￥	26,871
	Broken corner	22,699	39	￥	885,261
	Crack\ debris\ perforation	1,830	28	￥	51,240
	Whole chip available	120,595	55	￥	6,632,725

Remarks: The total quantity is 443,880 and the specific quantity shall be subject to the quantity of goods actually shipped. For technical parameters of silicon wafers, refer to the industry standards agreed upon for nonconforming silicon wafers.

3. Time and terms of payment
3.1 The Buyer shall pay 20% of the goods payment to the account designated by the Seller within two working days after execution hereof and make all the remaining payment within forty-five days after picking up the goods.
3.2 The Seller shall be responsible for providing the Buyer with invoice of 17% value-added tax within ten days after delivery.

4. Packing, transportation and insurance of goods
4.1 Packing shall comply with the transportation requirements of the solar-grade monocrystalline silicon wafers. Any loss arising from improper packing shall be borne by the Seller.
4.2 The Seller shall be responsible for transportation, and shall bear freight and insurance premium.

5. Term and place of delivery
5.1 Term of delivery: The Buyer shall pick up the goods after it remits the payment to the account designated by the Seller. The place of delivery agreed upon by parties hereto is the Seller’s factory.

6. Quality inspection and objection
The Buyer shall inspect quantity and quality before picking up the goods. If the type, specifications and technology parameters of the products delivered by the Seller do not conform to that is agreed herein, the Seller agrees to make replacement and supplement corresponding quantity. Objection about quantity and quality shall be raised at the Seller’s premises. In case objection is not raised within specified period, it shall be deemed that goods delivered by the Seller conform to stipulations hereunder.

7. Standard of reasonable loss of the subject matter and calculation method It shall be subject to the actual quantity delivered at the Seller’s location.

8. Liabilities for breach
8.1  Within the quality inspection period, if the type, specifications and technology parameters of the products delivered by the Seller do not conform to that is agreed herein, the Buyer shall be entitled to payment refund, replacing of quality goods or price reduction according to the specific situation of the products. The Seller shall reply within three days after receiving the Buyer’s written disposal opinion, otherwise it shall be deemed to consent to  the Buyer’s disposal opinion.
8.2 If the Seller delays the delivery, the Seller shall pay to the Buyer a default penalty of 0.05% of the total value of the delayed goods per day.
8.3 If the Buyer delays the payment, the Buyer shall pay to the Seller a default penalty of 0.05% of the delayed payment per day.

9. Transfer
Neither party shall transfer all or part of the rights and obligations hereunder without written consent of the other party.

10. Confidentiality
The parties hereto and their employees, agents, representatives and counsel shall treat the terms and conditions under this Contract and any its supplementary agreements as business secrets and shall not disclose the information to any third party unless upon consent of the other party. Otherwise, the defaulting party shall compensate as much as twice of the direct or indirect losses of the other party.

11. Force majeure
If any party is unable to perform the contract due to any force majeure event, the affected party shall notify the other party within seven days upon the occurrence of such event, and shall present written evidence issued by the relevant authority within fifteen days upon the end of such events and could be partially or wholly exempt from the liability in the light of the impact caused by force majeure. Where an event of force majeure occurs after the party’s delay in performance, the defaulting party shall not be exempted from its liabilities.

12. Integrity Assurance
12.1 It shall be viewed as damage to the Buyer’s interest if the Seller and its staff directly or indirectly give, in the name of the company or an individual, a gift of money, valuables, securities or provide an improper interest in otherwise forms to any employee of the Buyer, or if the Seller and its staff conduct carries out a transaction similar to this Contract, in the name of the company or an individual, with any employee of the Buyer or any third person introduced by such employee. The Seller shall compensate as much as twice of the direct or indirect losses incurred by the Buyer by such reason, and shall be liable for the liquidated damages as of 20% of the amount of this Contract per breach (up to RMB 1,000,000).
12.2 The integrity report method for the Buyer: Supervision Committee of CHINA SUNERGY (NANJING) CO., LTD. 025-52766726 (Fax) yunie.cheng@chinasunergy.com.

13. Prohibition of commercial fraud
If the Buyer/Seller breaches the principle of honesty by providing to the Buyer/ Seller false registration materials,  false certificates of qualification or false information, or by hiding the truth to deceive the Buyer/Seller or the end user, it shall be liable for the liquidated damages as of 20% of the amount of this Contract (up to RMB 1,000,000). This Article shall not preclude the liabilities of breach undertaken by the Buyer/Seller according to other provisions hereunder.

14. Dispute resolution
Any and all disputes arising from validity, performance and interpretation and so on of the Contract shall first be resolved by the parties through amicable consultation. In case no settlement can been reached through consultation, the disputes shall be governed by the people’s court of first instance with jurisdiction where the Seller is located.  All related fees paid for litigation (including attorney fees, travel fees, evidence collection fees, notarization fees and litigation fees, etc) shall be borne by the losing party.

15. Effective and miscellaneous
15.1 The Contract shall take effect upon signature and seal by both parties. The printed text of the content hereof shall prevail. In case of any modification, the parties hereto shall confirm the modified text by signature and seal. In case the contract text covers more than one page, seal on the perforation shall be affixed to such pages.
15.2 The Contract is in duplicate, with each party holding one counterpart respectively. The two counterparts shall have the same legal effect. The parties hereto shall send the original contract text to each other within three working days as of the date hereof. The fax copy shall have the same effect as the original.
15.3 Any matters not covered in this Contract shall be mutually negotiated by both parties and be set forth in the supplementary agreements, which shall have the same legal effect as the Contract.

The Buyer: CEEG (Nanjing) New Energy Co., Ltd. /Seal/	The Seller: China Sunergy (Nanjing) Co., Ltd. /Seal/
Contact person:	Contact person:
Date: September 8, 2008	Date: September 8, 2008